September 5, 2013

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Form 10-Q for the Quarterly Period Ended March 31, 2013

Filed May 9, 2013

File No. 001-09718

Dear Ms. Hayes:

The PNC Financial Services Group, Inc. (PNC or the Company) is responding to your letter dated August 7, 2013 pertaining to your review and comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (Form 10-K) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 (Form 10-Q).

We appreciate your comments regarding our recent disclosures. Company management is responsible for establishing and maintaining effective controls over financial reporting and the adequacy and accuracy of the disclosures in our filings. We acknowledge that SEC Staff (Staff) comments or changes to disclosures that we make in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K or Form 10-Q. In addition, we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, we have repeated herein each of the comments in your letter (in italics) and provided responses thereto. All references to page numbers and captions in our responses correspond to the page numbers and captions in the Form 10-K or Form 10-Q, as applicable.

Form 10-K for the fiscal year ended December 31, 2012

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Balance Sheet Review, page 42

Allowances for Loan and Lease Losses and Unfunded Loan Commitments and Letters of Credit, page 95

1.	We note that in the third quarter of 2012 you expanded your use of internally observed data. Please revise future filings to more specifically discuss what this refers to and discuss whether you moved from the use of third party loss history data to your own loss history data, or something else and provide us with your proposed disclosures.

RESPONSE:

During the third quarter of 2012, PNC transitioned from primarily using third party data and management judgment to primarily using internal PNC default and loss data for calibrating our Commercial probability of defaults (PDs) and Commercial loss given defaults (LGDs). The transition to internal Commercial PD and LGD data was made in response to Basel and other regulatory guidance. The use of internal data is appropriate since more internal loss history data is available due to the growth of PNC upon the National City Corporation acquisition and also due to more operating history with the passage of time. We believe using internal data for determining PDs and LGDs results in an estimate of the allowance for loan and lease losses that is more representative of our portfolio than primarily using third party data and management judgment. Although we expect internal data to continue to be the primary driver in the calibration of PNC’s Commercial PDs and LGDs, third party data, regulatory guidance and management judgment will continue to be considered in future analyses.

In future filings, we will add the following:

Our PDs and LGDs are primarily determined using internal commercial loan loss data. PDs and LGDs are supplemented with third party data and management judgment, as deemed necessary. We continue to evaluate and enhance our use of internal commercial loss data and will periodically update our PDs and LGDs, as well as consider third party data, regulatory guidance and management judgment.

Item 8 – Financial Statements and Supplementary Data

Note 3 Loan Sale and Servicing Activities and Variable Interest Entities, page 139

2.	Please revise your future filings to disclose delinquency and credit loss information related to your serviced loans. Given your discussion on page 80 that Fannie Mae and Freddie Mac have expanded their efforts to reduce their exposure to losses on purchased loans, primarily on the 2006-2008 vintages, please provide this information by vintage, if possible, and provide us with your proposed disclosures. Refer to ASC 860-20-50-4(e).

RESPONSE:

Per our conversation with the Staff on Monday, August 12, 2013, the requested information for serviced loans per ASC 860-20-50-4(e) relates to residential mortgages, commercial mortgages and home equity loans/lines and will be included within Note 3 Loan Sale and Servicing Activities and Variable Interest Entities.

Beginning with our Form 10-Q for the quarter ending September 30, 2013, we will include the following as of September 30, 2013 and as of December 31, 2012:

The table below presents information about the principal balances of transferred loans not recorded on our balance sheet, including residential mortgages. Additionally, the table below includes principal balances of commercial mortgage securitizations where we service those assets. Delinquent loans are loans 90 days or more past due.

(in millions)	Principal Balance	Delinquent Loans	Year-to-date Net charge-offs (a)
December 31, 2012
Residential mortgages	$97,426	$4,921	$268
Commercial mortgages	66,294	3,440	1,005
Home equity loans/lines	5,353	1,989	262

(a)	Net charge-offs for Residential mortgages and Home equity loans/lines represent credit losses less recoveries distributed and as reported to investors during the period. Net charge-offs for Commercial mortgages represent credit losses less recoveries distributed and as reported by the trustee for CMBS securitizations. Realized losses for Agency securitizations are not reflected as we do not manage the underlying real estate upon foreclosure and, as such, do not have access to loss information.

Per our conversation with the Staff on Monday, August 12, 2013, we will include the request for vintage information related to serviced loans in our Residential Mortgage Repurchase Obligations discussion within Recourse and Repurchase Obligations in MD&A. Loans serviced for Fannie Mae and Freddie Mac are included within the table.

Beginning with our Form 10-Q for the quarter ending September 30, 2013, we will include the following as of September 30, 2013 and as of December 31, 2012:

Delinquent loans (loans 90 days or more past due) by vintage relating to the residential mortgages we service for the Agencies, and for which we could experience a loss if required to repurchase a delinquent loan due to a breach in representations and warranties, is presented below:

(in millions)	Vintage	Principal Balance	Delinquent Loans
December 31, 2012
Loans securitized
Residential mortgages
Agencies	2004 & Prior	$19,383	$913
	2005	6,267	515
	2006	3,284	343
	2007	5,873	668
	2008	4,388	201
	2009-2013	36,182	187

Total Agencies		$75,377	$2,827

Table 95: Fair Value Measurements – Recurring Quantitative Information, page 180

3.	We note your disclosure in footnote (e) to this table that you have netted certain assets and liabilities because they are insignificant, both individually and in the aggregate. However, from your tabular disclosure on page 177 it appears that certain of these items, such as “other contracts” are larger than some instruments that are separately disclosed. Please revise your future filings to disaggregate these amounts, or if you continue to believe that disaggregated disclosure is not necessary, please provide additional information as to how you concluded that these instruments should be presented net and the related disclosure of the models and assumptions used to value them was not meaningful. Please provide us with your proposed disclosures.

RESPONSE:

The total Insignificant Level 3 assets, net of liabilities of $19 million at December 31, 2012 is comprised of the following assets and liabilities:

(in millions)	December 31, 2012
Assets
Financial derivatives
Interest rate contracts
Commercial mortgage loan commitments	$12
Interest rate options - assets	4
Other contracts
Risk participation agreements - assets	5
Loans
Home equity loans	7
Other Assets
Other
FHLB interests	5
SBA securitization interests	2
Rabbi Trust assets	2

“Gross” Total Assets	$37

Liabilities
Financial derivatives
Interest rate contracts
Commercial mortgage loan commitments	$9
Interest rate options - liabilities	3
Other contracts
Risk participation agreements - liabilities	6

“Gross” Total Liabilities	$18

Insignificant Level 3 assets, net of liabilities	$19

On a quarterly basis, we obtain quantitative information about significant unobservable inputs for Level 3 recurring assets and liabilities presented in Table 93: Fair Value Measurements – Summary, page 177 in our Form 10-K. We analyze the information giving consideration to the guidance provided in ASC 820-10-50-1A1 when determining which amounts are significant and for which disclosures relating to significant unobservable inputs should be included in Table 95: Fair Value Measurements – Recurring Quantitative Information, page 180 in our Form 10-K.

We note that the Level 3 “Other contracts” liabilities amount of $121 million is primarily comprised of $72 million of “Other derivative contracts” and $43 million of “Swaps related to sales of certain Visa Class B commons shares” with the remaining $6 million included in “Insignificant Level 3 assets, net of liabilities.”

While we did not provide quantitative information about the significant unobservable inputs used in the fair value measurements for the $19 million reflected above, we provide a narrative description of the unobservable input(s) and the sensitivity of the fair value measurements to changes in unobservable inputs. Additionally, we provide a description of interrelationships between inputs and their effects on the overall fair value measurements. Significant unobservable inputs related to commercial mortgage loan commitments, interest rate option assets and liabilities and risk participation agreement assets and liabilities are discussed on page 174 of the Form 10-K. Loans and other assets and liabilities are discussed on page 176 of the Form 10-K.

[1]	ASC 820-10-50-1A: To meet the objectives in the preceding paragraph, a reporting entity shall consider all of the following:

a.	The level of detail necessary to satisfy the disclosure requirements,
b.	How much emphasis to place on each of the various requirements,
c.	How much aggregation or disaggregation to undertake,
d.	Whether users of financial statements need additional information to evaluate the quantitative information disclosed.

In future filings, we will reference the disclosures on pages 174 and 176 for these insignificant amounts (see footnote (e)):

Table 95: Fair Value Measurement – Recurring Quantitative Information

Level 3 Instruments Only Dollars in millions	Fair Value Dec. 31 2012	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)
Residential mortgage-backed non-agency	$6,107	Priced by a third-party vendor using a discounted cash flow pricing model (a)	Constant prepayment rate (CPR)	1.0%-30.0%(5.0%)	(a)
			Constant default rate (CDR)	0.0%-24.0%(7.0%)	(a)
			Loss Severity	10.0%-95.0%(52.0%)	(a)
			Spread over the benchmark curve (b)	315bps weighted average	(a)

Asset-backed	708	Priced by a third-party vendor using a discounted cash flow pricing model (a)	Constant prepayment rate (CPR)	1.0%-11.0%(3.0%)	(a)
			Constant default rate (CDR)	1.0%-25.0%(9.0%)	(a)
			Loss Severity	10.0%-100.0%(70.0%)	(a)
			Spread over the benchmark curve (b)	511bps weighted average	(a)

State and municipal	130	Discounted cash flow	Spread over the benchmark curve (b)	100bps-280bps (119bps)
	209	Consensus pricing (c)	Credit and Liquidity discount	0.0%-30.0%(8.0%)

Other debt	48	Consensus pricing (c)	Credit and Liquidity discount	7.0%-95.0%(86.0%)

Residential mortgage loan commitments	85	Discounted cash flow	Probability of funding	8.5%-99.0%(71.1%)
			Embedded servicing value	.5%-1.2%(.9%)

Trading securities - Debt	32	Consensus pricing (c)	Credit and Liquidity discount	8.0%-20.0%(12.0%)

Residential mortgage loans held for sale	27	Consensus pricing (c)	Cumulative default rate	2.6%-100.0%(76.1%)
			Loss Severity	0.0%-92.7%(55.8%)
			Gross discount rate	14.0%-15.3%(14.9%)

Residential mortgage servicing rights	650	Discounted cash flow	Constant prepayment rate (CPR)	3.9%-57.3%(18.8%)
			Spread over the benchmark curve (b)	939bps-1,929bps (1,115bps)

Commercial mortgage loans held for sale	772	Discounted cash flow	Spread over the benchmark curve (b)	485bps-4,155bps (999bps)

Equity investments - Direct investments	1,171	Multiple of adjusted earnings	Multiple of earnings	4.5-10.0(7.1)
Equity investments - Indirect (d)	642	Net asset value	Net asset value

Loans	127	Consensus pricing (c)	Cumulative default rate	2.6%-100.0%(76.3%)
			Loss Severity	0.0%-99.4%(61.1%)
			Gross discount rate	12.0%-12.5%(12.2%)

BlackRock Series C Preferred Stock	243	Consensus pricing (c)	Liquidity discount	22.5%

BlackRock LTIP	(243)	Consensus pricing (c)	Liquidity discount	22.5%

Other derivative contracts	(72)	Discounted cash flow	Credit and Liquidity discount	37.0%-99.0%(46.0%)
			Spread over the benchmark curve (b)	79bps

Swaps related to sales of certain Visa Class B common shares	(43)	Discounted cash flow	Estimated conversion factor of Class B shares into Class A shares	41.5%
			Estimated growth rate of Visa Class A share price	12.6%

Insignificant Level 3 assets, net of liabilities (e)	19

Total Level 3 assets, net of liabilities (f)	$10,612

(a)	Level 3 residential mortgage-backed non-agency and asset-backed securities with fair values as of December 31, 2012 totaling $5,363 million and $677 million, respectively, were priced by a third-party vendor using a discounted cash flow pricing model, that incorporates consensus pricing, where available. The significant unobservable inputs for these securities were provided by the third-party vendor and are disclosed in the table. Our procedures to validate the prices provided by the third-party vendor related to these securities are discussed further in the Fair Value Measurement section of this Note 9. Certain Level 3 residential mortgage-backed non-agency and asset-backed securities with fair value as of December 31, 2012 of $744 million and $31 million, respectively, were valued using a pricing source, such as a dealer quote or comparable security price, for which the significant unobservable inputs used to determine the price were not reasonably available.
(b)	The assumed yield spread over the benchmark curve for each instrument is generally intended to incorporate non-interest-rate risks such as credit and liquidity risks.
(c)	Consensus pricing refers to fair value estimates that are generally internally developed using information such as dealer quotes or other third-party provided valuations or comparable asset prices.
(d)	The range on these indirect equity investments has not been disclosed since these investments are recorded at their net asset redemption values.
(e)	Represents the aggregate amount of Level 3 assets and liabilities measured at fair value on a recurring basis that are individually and in the aggregate insignificant. The amount includes loans and certain financial derivative assets and liabilities and other assets. For additional information, please see commercial mortgage loan commitment assets and liabilities, interest rate option assets and liabilities and risk participation agreement assets and liabilities within “Financial Derivatives” discussion on page 174 and “Loans” and “Other Assets and Liabilities” discussion on page 176.
(f)	Consists of total Level 3 assets of $10,988 million and total Level 3 liabilities of $376 million.

As a supplement to our conversation with the Staff on Monday, August 12, 2013, we note that our reference to Credit Valuation Adjustment (CVA) on page 174 of our Form 10-K is a net CVA (i.e., our counterparties’ nonperformance risk for derivative assets and our nonperformance risk for derivative liabilities).

We will revise our disclosure in future filings to clarify that we are discussing a net CVA as follows:

The fair values of our derivatives are adjusted for our own and our counterparties’ nonperformance risk through the calculation of our Credit Valuation Adjustment (CVA).

Item 11 – Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation programs – summary, page 39

4.	Please explain how the Personnel and Compensation Committee apportions the total compensation target between base salary and total incentive compensation targets.

Compensation programs – decisions, page 41

5.	We note your disclosure on page 39 that the total compensation targets “generally fall near the median compensation for peers…” Please clarify how you establish and approve the total compensation targets for your named executive officers.

COMBINED RESPONSE TO COMMENTS 4 AND 5:

At least annually, we review compensation data for certain senior executives, including our named executive officers (NEOs). An annual review helps the Personnel and Compensation Committee (“Committee”) of our Board of Directors to approve a total compensation target for each NEO. The total compensation target includes the annual base salary as well as an incentive compensation target (generally composed of cash and equity-based awards).

To facilitate the establishment of these targets, we review the NEO’s role at PNC, and the responsibilities of the position, as well as available market data for compensation of comparable roles and responsibilities at other companies. A third-party consulting firm that is considered to be a leading provider of compensation information for the financial services industry provides relevant market data. The data include information from our peer group companies and, in certain cases, companies outside of our peer group with similar business lines. The Committee approves targets for each NEO in the first quarter of the calendar year, before any substantial passage of time for the performance year has occurred, in connection with a review of compensation data from the prior year.

The Committee does not use a formula to derive a total compensation target for each NEO, or apportion a pre-determined percentage between base salary and incentive compensation. Instead, the Committee considers the following principles when determining targets, in light of the NEO’s role, the responsibilities of the position, and relevant market data:

•	Reviewing base salaries and total compensation for similar roles at peer group companies, based on an adjusted median that takes into account PNC’s size and scope of business when compared to peers

•	Allocating at least 50% of the total compensation target for NEOs in the form of an equity-based award (and allocating at least 60% for the CEO and President)

•	Allocating a significant portion of the total compensation target to at-risk compensation. In 2012, the average incentive compensation target for NEOs was 86% of the average total compensation target, with the annual base salary comprising the other 14%.

After annual incentive compensation decisions have been disclosed for PNC’s peer group, the Committee reviews the actual compensation paid to peers. This facilitates an evaluation of the appropriateness of the targets that had previously been established for the NEOs.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Allowances for Loan and Lease Losses and Unfunded Loan Commitments and Letters of Credit, page 56

6.

Your disclosure in Table 37 on page 49 indicates that the increase in nonperforming loans in the home equity and residential real estate was due to the alignment with regulatory guidance. However, for periods prior to March 31, 2013, we note that the nonperforming assets in these portfolios have increased and were at their highest levels since 2010, as shown in your tabular disclosure on page 240 of your December 31, 2012 Form 10-K. You also discussed this trend in your earnings call on July 17,

2013, where you stated that the levels of home equity nonperforming loans have steadily increased for the past 5 quarters. In light of these trends, please expand your discussion to explain why the consumer loan provision and the allocated allowance for these portfolios has decreased during the same periods and provide us with your proposed disclosures.

RESPONSE:

As further described below, consumer nonperforming loans have experienced increases in recent periods primarily related to policy changes driven by regulatory (“interagency”) guidance.

Home equity 90+ days past due

In the first quarter of 2012, we adopted a policy that home equity loans past due 90 days or more would be placed on nonaccrual status and reported as nonperforming. Prior policy required that these loans be past due 180 days before being placed on nonaccrual status. The policy change was disclosed in our Form 10-Q for the quarter ended March 31, 2012 and within Note 1 – Accounting Policies in our Form 10-K and Form 10-Q on page 131 and page 79, respectively. The impact of this change was an increase to nonperforming home equity loans of approximately $200 million for the quarter ended March 31, 2012. The impact of the policy change was considered in our reserving process in the determination of our allowance for loan and lease losses during 2012.

Chapter 7 Bankruptcy TDRs

In the third quarter of 2012, we classified loans where a borrower has been discharged from personal liability in bankruptcy and has not formally reaffirmed its loan obligation to PNC as TDRs. If the loan amount of the newly identified TDR exceeds the collateral value less costs to sell, the loan is charged-off to that amount and the remaining amount is reported as nonperforming. The treatment is primarily applicable to home equity and residential real estate loans, and the change in treatment was completed in the fourth quarter of 2012. The change in treatment was disclosed in our Form 10-Q for the quarter ended September 30, 2012 and within our Credit Risk Management – Credit Quality Overview section of our MD&A and Note 5 – Asset Quality in our Form 10-K on pages 88 and 156, respectively. The impact of this change for the quarter ended September 30, 2012 was an increase to nonperforming home equity and residential real estate loans of approximately $88 million and $16 million, respectively. The impact of this change for the quarter ended December 31, 2012 was an increase to nonperforming home equity and residential real estate loans of approximately $100 million and $84 million, respectively. The impact of the change in treatment was considered in our reserving process in the determination of our allowance for loan and lease losses during 2012.

Nonaccrual Charge-offs Policy

In the first quarter of 2013, we completed our alignment of certain nonaccrual and charge-off policies consistent with interagency supervisory guidance on practices for loans and lines of credit related to consumer lending. This alignment resulted in an increase in nonperforming loans and primarily related to (i) subordinate consumer loans (home equity loans and lines and residential mortgages) where the first-lien loan was 90 days or more past due, (ii) government guaranteed loans where the guarantee may not result in collection of substantially all contractual principal and interest and (iii) loans with borrowers in bankruptcy. The change was disclosed within Note 1 – Accounting Policies in our Form 10-Q on page 79. The impact of this change for the quarter ended March 31, 2013 was an increase to nonperforming home equity and residential real estate loans of approximately $214 million and $187 million, respectively. The impact of the alignment of the policies was considered in our reserving process in the determination of our allowance for loan and lease losses at December 31, 2012.

In addition to the increases in nonperforming loan balances, the impact of adopting and conforming to interagency guidance also resulted in these loans being charged-off to the respective collateral value less costs to sell, and any associated allowance at the time of charge-off was reduced to zero. Therefore, the charge-off activity resulted in a reduction to the allowance. As the interagency guidance was adopted, incremental provision for credit losses was recorded if the related loan charge-off exceeded the associated allowance. In future periods, subsequent declines in collateral value for these loans will be charged-off.

During the periods in which interagency guidance was adopted, overall consumer loan delinquencies decreased. The decline in the consumer provision for credit losses was primarily due to the decline in delinquent loans, which more than offset any increase in provision from the alignment with interagency guidance.

In future filings, we will add the following:

Certain consumer nonperforming loans were charged-off to the respective collateral value less costs to sell, and any associated allowance at the time of charge-off was reduced to zero. Therefore, the charge-off activity resulted in a reduction to the allowance. As the interagency guidance was adopted, incremental provision for credit losses was recorded if the related loan charge-off exceeded the associated allowance. During the periods in which interagency guidance was adopted, overall consumer loan delinquencies decreased. The decline in the consumer provision for credit losses was primarily due to the decline in delinquent loans, which more than offset any increase in provision from the alignment with interagency guidance. In future periods, subsequent declines in collateral value for these loans will be charged-off.

Financial Statements

Notes to Consolidated Financial Statements, page 78

Note 5 Asset Quality, page 89

Table 73: Financial Impact and TDRs by Concession Type, page 99

7.	We note that both the volume of home equity troubled debt restructurings (TDRs) and the amounts charged-off as a result of these restructurings increased significantly during the period ended March 31, 2013. Please revise future filings, either here or in Management’s Discussion and Analysis, as appropriate, to discuss the reasons for these increases. Specifically address why the financial impacts of these TDRs have increased from prior periods and explain how this trend impacted the provision for credit losses. Please provide us with your proposed disclosures.

RESPONSE:

Our home equity troubled debt restructurings (TDRs) and the amounts charged-off as a result of these restructurings increased during the period ended March 31, 2013 compared to the prior period. The increase was primarily attributable to identification of loans where a borrower has been discharged from personal liability in bankruptcy and has not formally reaffirmed its loan obligation to PNC which have been classified as TDRs. The change in treatment was initially adopted in the quarter ending September 30, 2012. Accordingly, the information in Table 73 relating to the quarter ending March 31, 2013 includes this change in treatment while the information relating to the quarter ending March 31, 2012 does not include this change in treatment. These TDRs have been charged-off to their collateral value less costs to sell, and any associated allowance at the time of charge-off was reduced to zero. Therefore, the charge-off activity resulted in a reduction to the allowance. As the change in treatment was adopted, incremental provision for credit losses was recorded if the related loan charge-off exceeded the associated allowance. However, the primary driver of the decrease to the provision was the decline in delinquent loans which more than offset any increase in provision from the identification of loans where a borrower has been discharged from personal liability in bankruptcy and has not formally reaffirmed its loan obligation to PNC which have been classified as TDRs. In future periods, subsequent declines in collateral value for these loans will be charged-off.

The difference between the pre-TDR recorded investment balance at March 31, 2013 of $119 million and the post-TDR recorded investment balance of $88 million reflected in Table 73 is primarily attributable to incorporating the September 30, 2012 adoption of TDR accounting for loans where a borrower has been discharged from personal liability in bankruptcy and has not formally reaffirmed its loan obligation to PNC in our detailed loan reporting systems in the first quarter of 2013. Due to operational limitations of implementing the change in treatment in our loan reporting systems, which was completed in the first quarter of 2013, the information in Table 73 in the Form 10-Q includes an immaterial amount of charge-offs that were reflected in our prior period disclosures and which were considered in our prior period allowance and provision. Our future filings will be revised accordingly. Although this immaterial misstatement resulted in increased TDR volume and amounts charged-off in the first quarter of 2013, the remaining first quarter 2013 activity continues to reflect an increase in volume and amounts compared to the prior period due to the reasons noted in the previous paragraph.

In future filings, we will add the following to our Note 5 Asset Quality:

Allowance for loan losses has declined as a result of the increase in identified loans where a borrower has been discharged from personal liability in bankruptcy and has not formally reaffirmed its loan obligation to PNC which have been classified as TDRs. These loans have been charged-off to collateral value less costs to sell, and any associated allowance at the time of charge-off was reduced to zero. Therefore, the charge-off activity resulted in a reduction to the allowance in prior periods, as well as the difference in pre-TDR recorded investment to the post-TDR recorded investment reflected in Table 73. As the change in treatment was adopted, incremental provision for credit losses was recorded if the related loan charge-off exceeded the associated allowance. In future periods, subsequent declines in collateral value for these loans will be charged-off.

Consistent with our response to Comment 6, we will also include this statement in MD&A:

However, the primary driver of the decrease to the provision was the decline in delinquent loans which more than offset any increase in provision from the identification of loans where a borrower has been discharged from personal liability in bankruptcy and has not formally reaffirmed its loan obligation to PNC which have been classified as TDRs.

Table 75: Impaired Loans, page 101

8.

We note that you have revised your disclosure for the period ended December 31, 2012 from the amounts previously reported in your December 31, 2012 Form 10-K. This revision appears to primarily relate to the disclosures of impaired loans not requiring an allowance. Please tell us and revise future filings to disclose why this revision occurred. Please indicate in your response if this change is due to a change in policy or the correction of an error or change in estimate. Please provide us with your proposed disclosures.

RESPONSE:

Pursuant to interagency supervisory guidance, during the third and fourth quarter of 2012 PNC identified loans where a borrower has been discharged from personal liability in bankruptcy and has not formally reaffirmed its loan obligation to PNC. These loans were recognized as nonperforming TDRs, charge-offs were recognized based upon a loan’s underlying collateral value, less costs to sell, and any associated allowance at the time of charge-off was reduced to zero.

In our December 31, 2012 Form 10-K, due to operational limitations, these loans were included in Table 74: Impaired Loans as “Impaired loans with an associated allowance” with footnote (c) which disclosed that, “Pursuant to regulatory guidance issued in the third quarter of 2012, the impact of TDRs where no formal reaffirmation was provided by the borrower and therefore a concession has been granted based upon discharge from personal liability in bankruptcy is included in the table. A portion of these loans have been written down to collateral value.”

In the first quarter of 2013, we changed our process and presentation to comply with ASC 310-10-50-15 by reflecting these loans that had been charged-off to collateral value less costs to sell within Table 75: Impaired Loans as “Impaired loans without an associated allowance.” This revised presentation is a correction of an immaterial error, but did not change the total amount of home equity and residential real estate impaired loans.

We will provide the following as a footnote to the Impaired Loans table in future filings to disclose why this revision occurred:

Consistent with our March 31, 2013 presentation, certain impaired loan balances at December 31, 2012 were reclassified from Impaired loans with an associated allowance to Impaired loans without an associated allowance to reflect those loans that had been identified as of December 31, 2012 as loans where a borrower had been discharged from personal liability in bankruptcy and has not formally reaffirmed its loan obligation to PNC and the loans were subsequently charged-off to collateral value less costs to sell.

We thank you in advance for your prompt attention to this response and look forward to hearing from you at your earliest convenience. Please direct any questions regarding the Company’s response to Greg Kozich, Senior Vice President and Controller, at 412-762-0790.

Sincerely,

/s/ Robert Q. Reilly
Robert Q. Reilly
Executive Vice President and Chief Financial Officer
The PNC Financial Services Group, Inc.

cc: Rebekah Lindsey